SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8A/A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of Amana Mutual Funds Trust, an Indiana business trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

Name: AMANA MUTUAL FUNDS TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1300 N. State Street, Bellingham, Washington 98225-4730
Telephone Number: (360) 734-9900

Name and Address of Agent for Service of Process:

Nicholas F. Kaiser
1300 N. State Street, Bellingham, Washington 98225-4730

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form
N-8A:

Yes   X*           No

* Amana Mutual Funds Trust filed an amendment to the registration statement of Amana Mutual Funds Trust, an Indiana business trust, under and pursuant to the provisions of section 8(b) of the Investment Company Act of 1940 on July 19, 2013, to be effective on the same date, concurrently with the filing of this Form N-8A/A, amending and adopting such registration statement as its own pursuant to Rule 414 under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this amendment to the Notification of Registration to be duly signed on its behalf, in the City of Bellingham, and State of Washington, on the 19th day of July 2013.

AMANA MUTUAL FUNDS TRUST
By: /s/ Nicholas F. Kaiser
Name: Nicholas F Kaiser
Title: President

Attest: /s/ Ethel B. Bartolome
Name: Ethel B. Bartolome
Title: Secretary